UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

8-1-02

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: August 6, 2002

By ____________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991
Email: info@northerncrownmines.com

PRESS RELEASE #02-14
August 6, 2002

TSX Venture Exchange: CXP

Investor Relations Contract with Raven Capital

Effective August 1, 2002 Northern Crown Mines Ltd. (the "Company") entered into a contract with Raven Capital, whereby Raven Capital will provide investor relations services to the Company, and assist the Company in the development and implementation of a market awareness program.

Headed by Jack Barnes, Raven Capital is based in Vancouver, B.C. Jack Barnes has a long term association with the Canadian junior public company sector, having spent 18 years as a stock broker and the last three years with Raven Capital.

The contract with Raven Capital will have an initial term of three months, during which period the Company will pay Raven Capital a total of $25,000. No stock options will be granted by the Company in connection with the contract nor will there be any additional consideration for services so rendered under the contract.

Wayne J. Roberts, Vice-President, Exploration
Northern Crown Mines Ltd.